Bear, Stearns & Co. Inc.

383 Madison Avenue

New York, New York  10179

Wachovia Capital Markets, LLC

375 Park Avenue

New York, New York 10125

December 5, 2006

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Matthew J. Benson, Esq.

Re:       Heelys, Inc. (the “Company”) Registration Statement on Form S-3 (Reg. No. 333-137046)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we hereby join with the Company to request that the effective date for the Registration Statement referred to above be accelerated to 3:00 PM, (New York time) on Thursday, December 7, 2006 or as soon as practicable thereafter.

In connection with Rule 460 of the Act, please be advised that, during the period from November 24, 2006 to the date of this letter, we have effected approximately the following distribution of copies of the Preliminary Prospectus dated, November 24, 2006:

Institutions	3,575
Underwriters	8,108
Total	11,683

The undersigned has and will, and each participating underwriter and dealer has advised the undersigned that it has and will, comply with the provisions of SEC Release No. 33-4968 of the Act and Rule 15c2-8 of the Securities Exchange Act of 1934, as amended in connection with the above-referenced issue.

Very truly yours,

BEAR, STEARNS & CO. INC.
WACHOVIA CAPITAL MARKETS, LLC

As representatives of several of the Underwriters

By:	WACHOVIA CAPITAL MARKETS, LLC

By:	/s/ David Herman
	Name:	David Herman
	Title:	Director